February 12, 2009
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Sean Donohue

Re:	Superior Well Services, Inc. Registration Statement on Form S-3 (File No. 333-156498) (the “Registration Statement”)
Ladies and Gentlemen:
          Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Superior Well Services, Inc. (the “Registrant”), hereby requests that the effectiveness of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Tuesday, February 17, 2009 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless the Registrant or its outside counsel, Vinson & Elkins L.L.P., requests by telephone that the Registration Statement be declared effective at some other time.
          The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments regarding this request for acceleration, please contact Larry Murphy ((713) 758-4302) of Vinson & Elkins L.L.P., the company’s outside counsel. Thank you for your prompt attention to this matter.

Very truly yours, SUPERIOR WELL SERVICES, INC.
By:	/s/ Thomas W. Stoelk
	Name:	Thomas W. Stoelk
	Title:	Vice President and Chief Financial Officer